Exhibit 99.4

Bezeq The Israel Telecommunication Corporation Ltd.

Chapter D
Additional Information about the Company
and Corporate Governance Questionnaire

For period ended
December 31, 2014

1.
Regulation 10A: Summary of the Company's consolidated statements of income for each of the quarters in the year ended December 31, 2014 (in NIS millions).

See section 1.3 to the Director's Report, attached to the second part of this report.

2.	Regulation 11: Breakdown of material investments in subsidiaries and related companies as of the date of the financial statements1

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in the issued equity and in the voting rights	Rate of holdings in rights to appoint directors		Company's separate balance sheet value2 (NIS millions)
Pelephone Communications Ltd. ("Pelephone")	The Company	Ordinary NIS 1 shares	302,460,000	302,460,000	100%	100%		3,864
Bezeq International Ltd. ("Bezeq International")	The Company	Ordinary NIS 0.1 shares	1,136,986,301	113,698,630	100%	100%		966
D.B.S. Satellite Services (1998) Ltd. 3 ("DBS")	The Company	Ordinary NIS 1 shares	14,881	14,881	49.78%	45.45	%4	1,026
Walla Communications Ltd. ("Walla")	The Company	Ordinary shares without nominal value	47,340,970	-	100%	100%		596

1	For information regarding other investees held by the Company, directly or indirectly, see Note 10.2 to the consolidated financial statements.

2
The enclosed values include loans provided as follows: To Bezeq International - NIS 142 million. For further information pertaining to the loans provided, maturity dates, and the loans provided to other investees, see Note 8.2 to the separate financial information attached to the Periodic Report.

3	The investment in D.B.S. includes investments of NIS 2,181 million by way of loans; for details relating to these loans see Note 10.1.4 to the consolidated financial statements.

4
Under DBS articles of association, based on the holdings in DBS at reporting date through March 25, 2015, the Company was entitled to appoint up to 5 of the 11 directors that the shareholders in DBS are entitled to appoint. Furthermore, under DBS articles of association, the voting rights of each board member will be equivalent to the total voting rights of the shareholder who appointed the director divided by the number of directors appointed by that shareholder so that the voting rights of the directors appointed by the Company at March 25, 2015 was 49.78% of the voting rights on the board of directors of DBS. As of March 25, 2015 the voting rights of the directors appointed by the Company is 58.4% of the voting rights on the board of directors of DBS. As of said date, the Company’s right to appoint directors is 54.55% (6 out of 11 directors).  (For further information regarding the Company’s holdings in DBS, see section 1.1.2 in Description of the Business of the Company)

3.	Regulation 12: Material changes in investments in subsidiaries and affiliates in the reporting period:

Date of change	Nature of the change5	Company name:	Reported amounts (NIS thousands)
May 7, 2014	Payment of dividend	Pelephone	206
Oct 1, 2014	Payment of dividend	Pelephone	213
May 7, 2014	Payment of dividend	Bezeq International	77
Oct 1, 2014	Payment of dividend	Bezeq International	82
1-12.2014	Linkage differentials and interest on shareholders loans	DBS	213
Mar 15, 2014	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
Sept 16, 2014	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
Mar 20, 2014	Repayment of loan provided by the Company to Bezeq International	Bezeq International	10
Aug 6, 2014	Repayment of loan provided by the Company to Bezeq International	Bezeq International	30
Dec 5, 2014	Repayment of loan provided by the Company to Bezeq International	Bezeq International	32
Mar 17, 2014	Repayment of loan provided by the Company to Pelephone	Pelephone	220
May 21, 2014	Repayment of loan provided by the Company to Walla	Walla	58
Sept 10, 2014	Loan provided to Bezeq International	Bezeq International	30
May 20, 2014	Walla provided a loan to the Company	Walla	434

4.	Regulation 13: Revenues of subsidiaries and related companies and the revenues of the Company from them as of the reporting date (in NIS millions)6

Company name:	Profit (loss) for the period	Comprehensive income (loss) for the period	Dividends	Management fees	Interest income
Pelephone	373	380	419	6	3
Bezeq International	164	166	159	1.5	8
DBS	(322)	(321)	-	-	214
Walla	497	497	-	-	1

5
For further information regarding the disposal of an indirectly held investee, see Note 10.2.2 to the Consolidated Financial Statements It is noted that the repayment amounts set out in this Regulation refer to principal amounts only.

6
In addition, subsequent to reporting date, the subsidiaries announced distribution of dividends, as follows: 1. On March 11, 2015 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 159 million in May 2015. 2. On March 10, 2015 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 82 million in May 2015.

5.	Regulation 20: Trading the Company’s securities on the TASE –dates and reasons for interruption of trade

In 2014, 13,147,611 ordinary of NIS 1 par value shares of the Company were listed for trading due to exercising of options under an options plan for executive officers from December 25, 2007 and exercising of options from an options plan for employees from December 20, 2010.

In 2014, 881,096,000 NIS par value debentures (Series 6) and 118,904,000 NIS par value debentures (Series 7) were listed for trading subsequent to a private placement for classified investors carried out by the Company in August 2014.

6.	Regulation 21: Remunerations for interested parties and executive officers

Below is a breakdown of the remunerations paid in 2014, as recognized in the financial statements for 2014, to each of the five highest-paid executive officers in the Company or in a company under its control, and which were paid to them in lieu of their service in the Company or a company under its control, (employer's cost and on annual basis):

Recipient					Remuneration (in NIS thousands)					Total (NIS thousands)	Section below
Name	Position	Sex	Scope of position	Rate of holding in equity of the company	Fee7	Bonus8	Share-based payment	Phantom options:9	Other (management fees)	Total
Gil Sharon	CEO of Pelephone:	Male	Full-time	-	3,013	2,265	-	849	-	6,127	A.
Eurocom Communications Ltd.	Consultancy and management services, including services of chairperson and directors	Corporation	-	30.74%	-	-	-	-	5,524	5,524	B.
Stella Handler	CEO Bezeq	Female	Full-time	-	2,313	2,080	-	-	-	4,393	C.
Moti Elmaliach	CEO, Bezeq International Ltd.	Male	Full-time	-	1,754	802	-	-	-	2,556	D.
Dudu Mizrachi	Deputy CEO and CFO	Male	Full-time	-	1,619	677	-	136	-	2,432	E.
Ran Guron	Deputy CEO and VP Marketing	Male	Full-time	-	1,627	661	-	(27)	-	2,261	F.

7
The remuneration amounts include the cost of salaries and ancillary salary costs, including perks and social benefits such as telephone expenses, customary type of company car, study fund (for some of the managers), reimbursement of expenses and leave pay, sick leave and customary annual recreation days.

8
The bonus is for 2014 (at reporting date, is yet to be paid to senior officers) and includes a contingent portion that will not be paid to these officers, rather by way of the distribution described in footnote 10 subsection (c). In 2014, bonuses for 2013 were approved for the foregoing officers, the amount of which, including a contingent part that was not actually paid to the executive officers in 2014, as at the reporting date of the Company's 2013 annual report published on March 6, 2014 (in this footnote - "2013 Annual Report"), but was actually paid in 2015 and which was included in the corresponding table in the 2013 Annual Report.

9
This refers to a reevaluation that was recognized in the financial statements of the reporting year for share-based payment of phantom options granted on December 30, 2010. The value was revised according to the actual exercise of the phantom options and/or based on the value according to the Black & Scholes formula as at reporting date.

Breakdown of the terms of employment of the senior officers who appear in the foregoing table:

A.
Gil Sharon

Employed as CEO of the subsidiary, Pelephone, under a personal employment agreement dated January 19, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months prior notice (by Pelephone) and 3 months prior notice (by Pelephone's CEO). His gross monthly salary is NIS 175,000 (gross), which is linked to the CPI (in the reporting year, his gross monthly salary amounted to NIS 185,000). On December 30, 2010 the CEO of Pelephone was awarded 3,000,000 phantom options. For details of the revised value recognized in the financial statements in the reporting year for these options, see the above table.

The bonus goals for 2014 for the CEO of Pelephone were preset by the Company's board of directors (in January 2014), following approval by Pelephone's board of directors and the Company's compensations committee, and were based on Pelephone's working plan for 2014, and included10:  an EBITDA goal (based on Pelephone's separate financial statements), representing 25% of the bonus calculation; a cash flow goal based on Pelephone's FFO cash flows, representing 25% of the bonus calculation; a goal composed of items relating to Pelephone's competitive position in the market, representing 30% of the bonus calculation (among these items is an item based on Pelephone's net profit, representing 5% of the bonus calculation); and the chairperson of Pelephone's board of directors assessment of the CEO's performance, representing 10% of the annual bonus calculation for Pelephone's CEO for 2014. A precondition for receiving the bonus is that the EBITDA for 2014 (NIS 927 million) will not fall below 40% of the EBITDA of Pelephone for 2013. This precondition was met. The rate of compliance of the CEO of Pelephone with the bonus goals for 2014, was 102%. On March 25, 2015, the Company's board of directors reviewed the compliance of the CEO of Pelephone with the goals and based on the rate of compliance with the said goals, the bonus granted to the CEO of Pelephone for 2014 is 102% of his annual salary, amounting to NIS 2,265 thousand. It should be noted that, for the purpose of calculating the bonus of the CEO of Pelephone for 2014 (as well as for calculating the EBITDA for testing compliance with the preconditions for eligibility for the annual bonus) the expenses incurred from changes to the network sharing agreement and from the provision made for voluntary redundancy of employees were neutralized. It is further noted that, pursuant to the Company’s compensation policy, 40% of eligibility for compensation with regard to compliance with Pelephone’s EBITDA goal for 2014 amounting to NIS 220 thousand, is contingent compensation and will be paid to the CEO of Pelephone only in 2016 (after approval of the financial statements for this year) and only if the minimum EBITDA goal, as set by the board of directors for the 2015 budget year, is achieved.

It is noted that, subsequent to the reporting period, the general meeting of the Company approved an amendment to the compensations policy of the Company regarding preconditions for the eligibility of the CEO of Pelephone receiving the annual bonus (resolution dated March 16, 2015). According to the amendment, an additional prerequisite that was noted in the compensation policy, alternative 2 below, was added, whereby with regard to the CEO of Pelephone, the Company's remunerations committee and board of directors will decide, immediately after approval of the budget for a given year, one of the two following alternatives:  (1)the EBITDA of Pelephone for a given year will not fall below 40% of the EBITDA for the year preceding the year for which the bonus is paid; or (2) the Pelephone's FFO will not fall below 25% of the preset goal in Pelephone's budget for that year ("the "Budget Alternative"). At the Company's board meeting on January 27, 2015, the Budget Alternative was chosen as the prerequisite for the CEO of Pelephone's eligibility for annual bonus for 2015. Consequently, it is assumed that the FFO budget of Pelephone for 2015 is 566.7 million (before neutralizing accounting events and/or special events based on the closed list of events prescribed by the board of directors when approving the 2015 budget, and which the compensation committee of Bezeq may decide to deduct from the calculation of goals for the purpose of bonus for 2015, including for the purpose of calculating the FFO results for examining compliance with the prerequisites for eligibility for the annual bonus as aforesaid).

10
Under the remunerations plan approved by the general meeting on September 3, 2013, and the 2014 bonus goals set by the Company's compensations committee and board of directors: (a) The CEOs of the Company, of Pelephone and Bezeq International are eligible to receive up to 100% of their annual salaries (without ancillary benefits) and the Company's VPs are eligible for 50%, for full compliance with the goals that will be prescribed for each given year.  In addition, an outperformance formula was set at up to 125% of the annual salaries for the CEOs of the Company, Pelephone and Bezeq International and up to 62.5% of the annual salaries for the Company's VPs; (b) the Company's compensations committee and board of directors may resolve, by the date of approval of the financial statements for the relevant year, that there were exceptional circumstances that justify not paying the bonus or part thereof although the goals set were met; (c) full compliance with the EBITDA goal will constitute 40% of the bonus and compensation for such compliance will be paid as follows: 1. 60% of the bonus eligibility for compliance with the EBITDA for 2014 will be paid following the date of approval of the financial statements for that year. 2. The balance of the bonus eligibility for 2014, i.e. 40%, will be paid in 2016 and only if the minimum EBITDA goal set by the Company's board of directors, compared with the 2015 budget, is achieved; (d) if an officer working in the Company/Group at the end of 2014 and meets the EBITDA goal, but his/her employment is terminated, for any reason whatsoever, or alternatively he/she is transferred to another position within the Group, before the end of 2015, the Group's remunerations committee and board of directors may decide at their discretion whether such officer is eligible to receive the contingent compensation or part thereof upon such resignation/transfer, with taking into account, among other things, forecasts for 2015; (e) if it comes to light that any bonus paid to a manager on the bases of figures that afterwards is found to be misleading and are reclassified in the Company's financial statements, the manager will be required to refund to the Company the difference between the amount received and the amount of the bonus as calculated based on the updated figures.

B.
Eurocom Communications Ltd.

Eurocom Communications Ltd. ("Eurocom Communications"), the controlling shareholder (indirect) of the Company, provides the Company with various consultancy and management services. On June 13, 2013 the Company's general meeting approved engaging with Eurocom Communications Ltd. in an amended agreement for providing shared consultancy and management services, including the services of the acting Chairman of the board of directors provided by Mr. Shaul Elovitch (the controlling shareholder of the Company) equivalent to a 70% position, the services of directors in the Company and its subsidiaries and ongoing consultancy services, for a period of three years as of June 1, 2013 through to May 31, 2016 in return for an annual fee of NIS 5.524 million (for a description of the highlights of this agreement, see the immediate report for convening of a general meeting dated May 7, 2013, as amended under an amendment report dated June 10, 2013) ("the Amended Agreement"). For the period from January 1, 2014 through to December 31, 2014, the amount paid to Eurocom Communications for these services amounted to NIS 5,524,000 (excluding VAT).

Under the amended agreement, of the management fees paid to Eurocom Communications, an annual amount of NIS 3.5 million (NIS 290,000 per month) is paid for the services provided to the Company by Mr. Shaul Elovitch, the controlling shareholder in the Company. It is hereby emphasized that, under the amended agreement Eurocom Communications provides the Company with diverse consultancy and management services and provides it with the services of directors and other consultants.

C.
Stella Handler

Employed in the Company as CEO since April 14, 2013 under a personal employment agreement dated May 8, 2013. The agreement is unlimited in time with either party having the right to terminate it by written prior notice of 6 months. Her monthly salary (gross) is NIS 140,000 and is linked to the CPI (in the reporting year, her monthly salary (gross) amounted to NIS 143,000).

The CEO's bonus goals for 2014 were pre-set by the Company's board of directors in January 2014 and are based on the Company's annual work plan for 2014. They were also approved by the general meeting on March 19, 2014 and included four goals11: (a) EBITDA goals for the Company (separate), representing 30% of the bonus calculation; (b) a FFO cash flow goal, representing 30% of the bonus calculation; (c) an after tax profit goal, representing 20% of the bonus calculation; (d) chairman of the board assessment of the CEO's performance, representing 20% of the bonus calculation. With regard to each of the foregoing criteria, a scale was set for calculating the bonus based on rate of compliance, as follows: for compliance of lower than 95% of a goal, the CEO will not be eligible for a bonus regarding that criterion; for 95% - 100% compliance with a goal, the CEO will be eligible for 60% - 100% pro-rata of that criterion; and for 100% - 105% compliance with a goal, the CEO will be eligible for 100% - 125% pro-rata of the relevant criterion. The precondition for receiving the bonus was that the 12FFO result for 2014 (NIS 2,277 million) would not fall below 20% of the FFO result of Company for 2013. This precondition was met. The rate of compliance of the Company's CEO with the bonus goals for 2014 was 121%. On March 25, 2015, the Company's board of directors reviewed the CEO's compliance with the goals and based on the rate of compliance with the said goals, the bonus granted to the CEO for 2014 is 121% of her annual salary, amounting to NIS 2,080 thousand. It should be noted that, for the purpose of calculating the bonus of the CEO of Company for 2014 (as well as for calculating the FFO for testing compliance with the preconditions for eligibility for the annual bonus), the expenses incurred from the provisions made for voluntary redundancy of employees were neutralized. It is further noted that, pursuant to the Company’s compensation policy, 40% of the CEO's eligibility for compensation with regard to compliance with the Company’s EBITDA goal for 2013 ("contingent compensation for 2013"), amounting to NIS 238 thousand, will be paid to the Company CEO in 2015 after approval of the financial statements for this year by the board of directors on March 25, 2015, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2014 budget year. Likewise, 40% of eligibility for compensation with regard to compliance with the Company’s EBITDA goal for 2014 ("contingent compensation for 2014"), amounting to NIS 245 thousand, will be paid to the Company CEO only in 2016 (after approval of the financial statements for this year), and this only if the minimum EBITDA goal set by the board of directors for the 2015 budget year, is achieved.

11	See footnote 10.
12
Funds from operations (FFO) - cash flows from operations before changes in working capital and before changes in other asset and liability items. The FFO index weights the foregoing performance compared with measurable goals (the goals are not described in detail due to the fact that they include confidential information, the disclosure of which may adversely affect the Company) and may be subject to neutralizing events decided and set out in the compensations policy. This index is also used by the rating agencies when assessing the Company's performance.

D.
Moti Elmaliach

Employed as CEO of the subsidiary, Bezeq International Ltd., under a personal employment agreement dated May 28, 2014. The agreement is unlimited in time with either party having the right to terminate it by written prior notice of 6 months. His monthly salary (gross) in the reporting year was NIS 95,000 and this amount is linked to the CPI (in the reporting year, his monthly salary (gross) amounted to NIS 95,000). It is noted that subsequent to the date of the Periodic Report, the employment agreement of the CEO of Bezeq International was amended so that his monthly salary (gross) is NIS 102,000.

When approving the appointment of the CEO of Bezeq International and the terms of his office and employment, the Company's board of directors stipulated that the bonus goals for the CEO of Bezeq International for 2014 will be based on the weighted rate of compliance with the goals as set for the outgoing CEO of the company for 2014. These goals were preset by the Company's board of directors (in January 2014), following approval by Bezeq International's board of directors and the Company's compensations committee, and were based on Bezeq International's working plan for 2014, and included13: an EBITDA goal (based on Bezeq International's separate financial statements), representing 30% of the bonus calculation; a goal based on Bezeq International's FFO cash flows, representing 30% of the bonus calculation; a goal based on Bezeq International's net profit, representing 20% of the bonus calculation; and the chairperson of Bezeq International's board of directors assessment of the CEO's performance, representing 20% of the calculation for the annual bonus of the CEO of Bezeq International for 2014. The precondition for receiving the bonus was that the FFO result for 2014 (NIS 310.9 million) would not fall below 20% of the FFO result of Bezeq International for 2013. This precondition was met. The rate of compliance of the CEO of Bezeq International with the bonus goals for 2014 was 111%. On March 25, 2015, the Company's board of directors reviewed the compliance of the CEO of Bezeq International with the goals and based on the rate of compliance with the said goals, the bonus granted to the CEO of Bezeq International for 2014 is 111% of his annual salary (proportionately for the part of 2014 in which he served as CEO of Bezeq International, amounting to NIS 802,000. It is noted that, pursuant to the Company's compensation policy, 40% of the eligibility for compensation with regard to compliance with the EBITDA goal of Bezeq International for 2014, amounting to NIS 89 thousand, (calculated on the basis of part of the year during which he served as CEO of Bezeq International), will be paid to the CEO of Bezeq International only in 2016 (after approval of the financial statements for this year) and this only if the minimum EBITDA goal set by the board of directors for the 2015 budget year, is achieved.

13	Cf. Footnote 10 above.

E.
Dudu Mizrachi

Employed as Executive VP and CFO since January 1, 2013 (in the Company since May 1996). The agreement is for an unlimited period, and it may be terminated by either party with 6 months prior notice. His monthly salary (gross) is NIS 90,000 (from date of appointment as Executive VP and CFO), which is linked to the CPI (in the reporting year, his gross monthly salary amounted to NIS 92,000). On December 30, 2010 Mr. Mizrachi was granted 400,000 phantom options, which as at reporting date have not been exercised.

The bonus goals for the Executive VP and CFO were preset by the Company's board of directors in January 2014, based on the Company's annual work schedule for 2014 and included14: (a) an goal based on the EBITDA for the Company (separate), representing 30% of the bonus calculation; (b) a goal based on the Company's (separate) FCF, representing 20% of the bonus calculation; (c) a goal based on operating expenses, representing 10% of the bonus calculation; (d) a goal based on profit after tax of Bezeq Fixed-line, representing 10% of the bonus calculation; (e) a goal based on the Group's FCF, representing 10% of the bonus calculation; (f) the chairman of the board's assessment of IR activities, representing 10% of the bonus calculation; (g) the chairman of the board's assessment of compliance with streamlining, automation and productivity goals, representing 10% of the bonus calculation. The rate of compliance of the Executive VP and CFO with the set of bonus goals for 2014 was 123%. On March 25, 2014 the Company's board of directors reviewed the compliance of the Executive VP and CFO with the goals and based on the rate of compliance, the bonus awarded to the Executive VP and CFO for 2014 is 62% of his annual salary, amounting to NIS 677 thousand. It is noted that, pursuant to the Company’s compensation policy, the contingent compensation for 2013 for the Executive VP and CFO, in the amount of NIS 108 thousand, will be paid to him in 2015 after approval of the financial statements for this year by the board of directors on March 25, 2015, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2014 budget year. Similarly, the contingent compensation for 2014 for the Executive VP and CFO, in the amount of  NIS 81 thousand, will only be paid to him in 2016 (after approval of the financial statements for this year), and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2015 budget year.

F.
Ran Guron:

Employed as Executive VP and VP Marketing of the Company since March 16, 2011 (in the Company since December 18, 2005). The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. The monthly salary of the Executive VP and VP marketing, since 2011, was NIS 90 thousand (since his appointment as Executive VP), and is linked to the consumer price index (during the reporting year, his salary (gross) amounted to NIS 95 thousand). On December 30, 2010 the Ran Guron was awarded 400,000 phantom options. For details of the revised value recognized in the financial statements in the reporting year for these options, see the above table.

Pursuant to the principles of the remunerations policy, the bonus goals for the Executive VP and VP Marketing were preset by the Company's board of directors in January 2014, based on the Company's annual work schedule for 2014 and included15: (a) EBITDA goals for the Company (separate), representing 30% of the bonus calculation; (b) a goal based on the Company (separate) FCF, representing 20% of the bonus calculation; (c) personal management goals, representing 40% of the bonus calculation; (d) chairman of the board assessment of compliance with streamlining, automation and productivity goals, representing 10% of the bonus calculation. The rate of compliance of the Executive VP and VP Marketing with all the bonus goals set for 2014 was 116%. On March 25, 2014 the Company's board of directors reviewed the compliance of the Executive VP and VP Finance with the goals and based on the rate of compliance, the bonus awarded to the Executive VP and VP Finance for 2014 is 58% of his annual salary, amounting to NIS 661 thousand. It is noted that, pursuant to the Company’s compensation policy, the contingent compensation for 2013 for the VP Marketing, in the amount of NIS 112 thousand, will be paid to him in 2015 after approval of the financial statements for this year by the board of directors on March 25, 2015, and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2014 budget year. Similarly, the contingent compensation for 2014 for the VP Marketing, in the amount of  NIS 84 thousand, will only be paid to him in 2016 (after approval of the financial statements for this year), and this in view of achieving the minimum EBITDA goal set by the board of directors for the 2015 budget year.

14	Cf. Footnote 10 above.
15	Cf. Footnote 10 above.

Other interested parties who receive remuneration from the Company

A.
Rami Nomkin - an employee director (appointed as a director by the general meeting on January 17, 2007) dealing with the Company's community contribution. He transferred from the Ministry of Communications in 1966. Rami Nomkin’s total salary for 2014 amounted to NIS 571 thousand and is linked to the professional salary tables. This salary does not include a bonus for 2014 of approximately NIS 20 thousand, which as at reporting date has not yet been paid and which was set in accordance with the criteria for all the Company's employees, based on the Company's EBITDA results. On January 25, 2011 the Company's general meeting approved allotting 47,774 options to Rami Nomkin (which were all exercised by Rami Nomkin in the reporting year).

All the remunerations paid to Rami Nomkin, including the forgoing option allotment, are due to his being an employee of the Company and not for his service as a Company director.

B.
Yair David - served as an employee director during the reporting year (appointed as a director by the general meeting on October 11, 2012), and is employed as acting head of contractor supervision in the work execution section of the Company’s Technologies and Network Division. He transferred from the Ministry of Communications in 1982. Yair David ceased serving as a director of the Company on February 4, 2014 and resigned from the Company on May 31, 2014. Yair David’s total salary costs amounted to NIS 1,017 thousand, included severance grants of NIS 774,000, for 2014 and was linked to the professional salary tables. This salary does not include a bonus for 2014 which Yair David is eligible for (since he resigned from the Company before the effective date for eligibility for the 2014 annual bonus). On January 23, 2011 as part of the Company's employee option plan, 34,516 options were allotted to Yair David, (which were exercised in full by Yair David in the reporting year), All remunerations paid to Yair David, including the forgoing option allotment, are due to his being an employee of the Company and not for his service as a Company director (the options were allotted prior to his appointment as a director of the Company).

C.
Remuneration of four external directors is in accordance with the maximum tariffs prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (for external expert directors) linked to the CPI as set in said regulations and which was updated under an amendment which took effect on March 6, 2008 and which was approved by the general meeting on June 1, 2008. The remuneration for 2014 for Mordechai Keret is NIS 653,172; for Yitzhak Edelman is NIS 630,293; for Tali Simon is NIS 619,851 and for Haggai Herman is NIS 126,874 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

D.
Remuneration for two independent directors is based on the maximum tariff (for an expert external director) as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000, linked to the CPI as set in said regulations and which was updated under the foregoing amendment. The remuneration in 2014 for Eldad Ben Moshe is NIS 335,674 and for Yehoshua Rosenzweig is NIS 451,760 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

7.	Regulation 21A: The controlling shareholder of the Company

To the best of the Company's knowledge, the final controlling shareholder of the Company is Mr. Shaul Elovitch, through his holdings in Eurocom Holdings (1979) Ltd. 16. Eurocom Communications is the controlling shareholder in Internet Gold-Golden Lines Ltd., ("Internet Gold"), which controls B Communications Ltd. (“B Communications”), the controlling shareholder (wholly owned) of B Communications (S.P. 1) Ltd. ("B Communications 1") and its wholly owned subsidiary, B Communications (S.P. 2) Ltd. ("B Communications 2"). Each of the aforesaid companies is also considered to be the controlling shareholder of the Company, in accordance with the Securities Law, 1968 ("Securities Law"). Furthermore, pursuant to the Securities Law, the Company deems Mr. Yosef Elovitch17, the brother of Mr. Shaul Elovitch, as a joint shareholder with Mr. Shaul Elovitch, and therefore as a controlling shareholder in the Company.

It should be noted that, Ms Iris Elovitch, wife of Shaul Elovitch, holds a negligible number of Bezeq shares (72,360), Ms Or Elovitch Orna Elovitch-Peled, wife of Or Elovitch, a director in the Company and daughter-in-law of Mr. Shaul Elovitch, holds a negligible holding for her minor daughter (11,556), and Shaul Elovitch and his brother, Yosef Elovitch, the controlling shareholders (indirect) in the Company, jointly hold a negligible number of Bezeq shares (1,000,000). In addition, Shaul and Yosef Elovitch and other members of the family hold shares in Internet Zahav and B Communications, of a negligible rate of their issued and paid-up capital.

It is noted that B Communications 2 holds 823,369,560 Bezeq shares. 814,211,545 of these shares are held in trust by Mishmeret Trust Services Co. Ltd. ("Mishmeret"), as trustee for B Communications (S.P. 2) Ltd as the owners on the one hand, and for holders of debentures (USD series 144A) issued by B Communications, and various other entities with which B Communications engaged with regard to these debentures, as collateral under the said issue. The balance of the shares (9,158,015 shares) is held by B Communications 2, and is pledged as collateral in favor of debenture holders and the entities defined above.

Furthermore, in addition to the foregoing, B Communications is the owner and indirect holder of 20,504,153 shares of Bezeq.

8.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company's knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest, which the Company, its subsidiaries or its related companies engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the reporting date, see Note 27 to the consolidated financial statements.

Audit Committee decision subsequent to Amendment 22 of the Companies Law, 1999 ("Companies Law")

Further to the provisions of section 117 (1B) to the Companies Law (under Amendment 22 to the Companies Law), which came into force subsequent to reporting date, the audit committee decided, at its meeting on January 7, 2014, as follows:

1.	Competitive process

Pursuant to the provisions of section 117 (1B) of the Companies Law, the audit committee decided that a competitive process for its transactions with its subsidiaries18, in which its controlling shareholders have a personal interest, is mandatory, whether such transactions are extraordinary or regular transactions (the "Transactions"), as set out below:

1.1
The competitive process will be monitored by a supervisor (the chief legal counsel of the relevant company or someone appointed by the audit committee with regard to a specific transaction) (the "Supervisor").

16
To the best of the Company's knowledge, the controlling shareholders in Eurocom Communications are as follows: a. Eurocom Holdings (1979) Ltd., which holds 99.33% of the issued and paid up share capital of Eurocom Communications; Eurocom Holdings (1979) is a private company held by Mr. Shaul Elovitch, who holds 80% of its ordinary shares and 75% of its management shares, and his brother Mr. Yosef Elovitch, who holds 20% of its ordinary shares and 25% of its management shares; b. Mr. Shaul Elovitch, who holds 0.67% of the issued and paid up share capital of Eurocom Communications

17	Cf. Footnote 16 above.

18	This decision also refers to DBS.

1.2
In the competitive process at least three competitors offering similar or alternative products or services will be invited to tender, in one of three methods as set out below, to be determined in advance for each procedure, at the discretion of the Company or the relevant subsidiary:

1.2.1
Pricing - i.e. invitation to tender followed by negotiations with potential competitors in an attempt to improve the proposals, from the Company's point of view, (in this method, the related party will not be the last to be invited to tender);

1.2.2	Online competition;

1.2.3	Tenders are submitted without an option for further negotiation once submitted.

If under the circumstances, it is not practically possible to invite at least three competitors to tender, less competitors may be invited to tender with the prior written consent of the Supervisor. In such case, the Supervisor and the VP of the relevant division will provide a written explanation of the reasons for the audit committee, together with the material to be given to the committee for approving the transaction.

1.3	Competitive process criteria

1.3.1	The competitive process criterion will be the Company's overall cost (price and all related costs).

1.3.2
In addition, based on the essence and circumstances of the competitive process, the Company may prescribe, with the approval of the relevant VP, additional criteria and weight them accordingly, from the list below:

Compliance with technical requirements; quality; system structure and configuration; functionality and performance; monitoring, management and security; support services; bidder's previous experience; previous experience with the Company; bidder's reliability; availability and delivery time schedules; positioning.

1.3.3	Furthermore, the competitive process may include preset threshold prerequisite conditions, or not.

1.3.4	The criteria will be reviewed and updated if needed by the audit committee, once a year.

1.4	Other process

In the following cases, another process, as described, will be enforced:

1.4.1
Transactions can be carried out for products/services provided by the Company and its subsidiaries to their customers under the following conditions: They will be provided: (a) with regard to the Company and its subsidiaries, other than Pelephone, at the same price, as fixed in their tariff list or the terms of marketing campaigns, as may be offered from time to time, that they are provided to other customers of the same company in similar deals; (b) with regard to Pelephone, at the same terms under which they are provided to three other customers with similar scope and other relevant characteristics.

1.4.2
Transactions carried out under similar terms as transactions under a competitive process as the process described herein, except if less than one year has passed since the date of the original transaction, and with regard to such transactions related to special developments for the Company, except if less than three years have passed since the date of the original transaction, and provided that the Supervisor gave prior written consent that there have been no changes in the relevant technologies or business environment that may justify renewing the competitive process.

1.4.3	Transactions that only benefit the company.

1.4.4
Situations in which, due to special circumstances, a competitive process is not practical or could harm the terms of the transaction that the Company can achieve (such as transactions where there is a single supplier, loss of warranty due to engaging with another supplier, etc., and with the prior written consent of the Supervisor). In such cases, notwithstanding the competitive process, the transactions will be carried out at market prices and when there isn't sufficient information regarding market prices for such transactions, outside expert opinion regarding the terms of the transaction, or alternatively, other appropriate mechanisms that match the specific circumstances, may be considered.

It is hereby clarified that all the transactions set out in sections 1.4.1 through 1.4.4 above will be reviewed by the audit committee before approval, to assess their feasibility, fairness and contribution to the Company.

2.	Approval of transactions in which the controlling shareholder has a personal interest

All transactions of the Company and its subsidiaries19 in which the controlling shareholders of the Company have a personal interest, including transactions that are routine, whether substantial or immaterial, are approved by the audit committee and then by the board of directors.

9.	Regulation 24: Holdings of interested parties and senior officers in shares and other securities of the Company, a subsidiary or related company, as close as possible to the reporting date

A.	Company shares and securities convertible into shares of the Company

Details of holdings of interested parties and executive officers of the Company are presented in this report as reference to the report on the holdings of the Company's interested parties and executive officers dated January 6, 2015.

B.	The Company’s other securities

As at the date of the periodic report, 293,366,868 debentures (Series 5) of NIS 1 par value each of the Company are held by the subsidiary, Bezeq Zahav (Holdings) Ltd.

C.	Securities of a related company

Until March 24, 2015, a holding of 15,015 shares of DBS, which represented 50.22% and as of March 25, 2015 41.6% of the issued share capital of DBS are held by Eurocom DBS Ltd., a company indirectly controlled by Mr. Shaul Elovitch (the indirect controlling shareholder of the Company). For further information, including with regard to the rights vested in these shares, see sections 1.1.2 and 1.6.6B in Chapter A of the Periodic Report - Description of the Company's Business.

10.	Regulation 24 A: Registered capital, issued capital, and convertible securities

A.	Registered capital and issued capital:

The Company's registered equity as at the publication date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each (the "Ordinary Shares").

The Company's issued and paid up share capital as at the publication date of the periodic report is 2,744,837,722 ordinary shares.

B.
The 2007 Options Plan for Managers and Senior Employees: Under the options plan for managers and senior employees, which includes up to 65,000,000 options earmarked for exercise into up to 65,000,000 Company shares (less disposals), as at the date of the periodic report 58,916,667 options, exercisable into ordinary shares of NIS 1 par value each of the Company, have been allotted, at exercise price of NIS 4.18. As at the publication date of the periodic report, 58,816,622 of these options have been exercised into shares and the balance of unexercised options is 100,045. The plan will be valid until December 31, 2017.

C.
2010 Employee Options Plan: Under the employee options plan, which includes up to 70,000,000 ordinary shares, based on an outline dated December 20, 2010, (which includes 87,455 options allotted to two employee directors, on January 25, 2011 under a private placement report dated December 20, 2010) (less disposals), 66,364,277 options exercisable into ordinary shares (subject to a net exercise mechanism) were allotted at weighted exercise price of NIS 3.37. As at the publication date of the periodic report, 37,671,562 of these options have been exercised into shares and the balance of unexercised options is 28,692,715. The plan will be valid until December 31, 2018.

19	This decision also refers to DBS.

11.	Regulation 24B: Register of Shareholders of the Company

The Company's Register of Shareholders is presented in this report by way of a link to the Company's statement of equity and inventory of registered securities of the Company and adjustments made on March 24, 2015.

12.	Regulation 25A Registered Address of the Company

Address: 132 Menachem Begin Avenue, 27th Floor, Azrieli Center, (Triangle Tower), Tel Aviv
Telephone 1:  03-626-2200; Telephone 2: 03-626-2201; Fax: 03-626-2209
Email: Linoryo@bezeq.co.il (Company Secretary).

13.	Regulation 26: Directors of the company

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Shaul Elovitch 042089367 Jan 4, 1948 Israeli	2 Dov Friedman Street, Ramat Gan, 5250301	Chairman of the board of directors, member of the security committee The director is not an external director.	No	April 14, 2010 (On April 30, 2014 his term of office was extended to a further term of one year)
Occupation during past five years: Chairman and owner of Eurocom Group for more than 25 years.

Companies in which he serves as a director: Chair of the board of the following companies: Pelephone Communications Ltd. – Chairman; Bezeq International Ltd. – Chairman; Bezeq Zahav (Holdings) Ltd. – Chairman; Walla! Communications Ltd; Bezeq Online Ltd.; Eurocom Holdings (1979) Ltd.; Eurocom Communications Ltd.; Eurocom Cellular Communications Ltd.; Eurocom Industries (1986) Ltd.; Eurocom Digital Communications Ltd.; Trans-Global Industries PTE Ltd.;  Internet Gold – Golden Lines Ltd.; Eurocom DBS Ltd.; B. Communications Ltd. Director of DBS Satellite Services (1998) Ltd.; Eurocom General Management Ltd.; D.M. 3000) Engineering Ltd.; Space Communication Ltd.; Satcom Systems Ltd.;  Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Israsat International Communicaltions Ltd.; Satlink Communication Ltd.; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom Holdings and Investment Ltd.; Eurocom Management and Investment Ltd.; Eurocom Investment Management 2005 Ltd.; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.; Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F. Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A. Ltd.; Eurocom Project Management (1990) Ltd.; MNB Tulip Trustees (2002) Ltd.; Shem VeTehila Assets and Investments Ltd.

Father of Or Elovitch and father-in-law of Orna Elovitch Peled who, inter alia, serve as officers in Bezeq and its subsidiaries and/or related companies in the reporting year. Brother of Yosef Elovitch, controlling shareholder (indirect) of Bezeq
Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yitzhak Edelman: 50066174 July 1, 1950 Israeli	9 Rahel Hmeshoreret St., Herzliya	Audit committee, committee for reviewing the financial statements - chair, compensations committee, committee for reviewing the Company's holdings in YES - chair. The director is an external director.	No	February 1, 2008 (term of office extended by a further 3 years (third term of office_ as of February 1, 2014)
Education: BA Accounting and Economics from Tel Aviv University; Advanced Business Management course at Harvard.
Companies in which he serves as a director: Bank of Israel; Advanced Vision Technology Ltd. (AVT.); Keren Ahava (Beit Issie Shapiro); Swiftnet Co. Ltd. (external director).
						No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director
Orna Elovitch Peled 028735587 June 8, 1971 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	No	April 14, 2010 (On April 30, 2014 her term of office was extended to a further term of one year)
Education: B.Sc. majoring in Finance and Economics, New York Institute of Technology.
Masters degree - Executive MBA - Recanati College international MBA program

Occupation during past five years: CEO , McCann Boutique; 2005-2009
The companies in which she serves as a director – D.B.S. Satellite Services (1998) Ltd. and Bezeq International Ltd.; Walla Communications Ltd., Orna Nadav Peled Ltd.
						Wife of Mr. Or Elovitch, a director at the Company and daughter-in-law of Mr. Shaul Elovitch, the controlling shareholder (through holdings).	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Or Elovitch 038475117 May 24, 1976 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	Yes, see details of employment during past five years	April 14, 2010 (On April 30, 2014 his term of office was extended to a further term of one year)
Education: BA in Business Administration, College of Management; MBA majoring in Finance, City University of New York
Occupation during past five years: CEO of Eurocom Communications Ltd. as of 2011, Executive VP Business Development and Investments in Eurocom Communications Ltd. until 2011;
Companies in which he serves as a director: Chair of the board of the following companies: Space-Communications; board of directors of Eurocom Capital Finances Ltd.; board of directors of  Enlight Renewable Energy Solutions Ltd. Director of Satcom Systems Ltd.; B Communications Ltd.; Pelephone Communications Ltd.; DBS Satellite Services (1998) Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Walla! Communications Ltd. (and other private Walla Group companies, Kama Price Comparison, Shopmind Ltd.); B Communications (S.P.1); B Communications (S.P.2); Israsat International Communications Ltd.; Gilat Satcom Ltd.; Gilat Satcom Nigeria Ltd.; MG Zambia Limited (owned by Satcom Group); Gaya Com, Ltd.; I.P. Planet Network Ltd.; Telserve Limited; Satlink Communications Ltd.; Eitag Ltd.; The Time Innovations Ltd.

Son of Shaul Elovitch, the controlling shareholder of the Company and husband of Orna Elovitch-Peled who serves as a director of the Company, and nephew of Yosef Elovitch (brother of Shaul Elovitch), a controlling shareholder (through holdings) of Bezeq
Yes
Eldad Ben Moshe 058774290 Jun 8, 1964 Israeli	17 Bazelet Street, Shoham, 60850	Audit committee. The director is not an external director. The director is an independent director.	No	April 14, 2010 (On April 30, 2014 his term of office was extended to a further term of one year)
Education: B.A. in Accounting and Economics, Tel Aviv University; MBA, Tel-Aviv University and Certified Public Accountant
Occupation during past five years: CEO of Inrom Industries Ltd. and Inrom Building Industries Ltd. Group
The companies in which he serves as a director: Chair of the board of the following companies: Ytong, Ltd.; Ytong Flooring Ltd.; Carmit Mister Fix Ltd.; Alony Marble Ltd.; Orlite Industries (Millennium 2000) Ltd.; Ordan Metal and Casting Industries, Ltd.; Nirlat Paints, Ltd.; Module Concrete Industries (1975) Ltd.; Anan Dvash Sameah Ltd.; Anan Dvash Ltd.
Director of the following companies: Nimni Paints North Ltd.; Gomix Partnership Management Co. Ltd.; Gomix Limited Partnership; Link Color NA INC.;  Urdan Industries (USA) Inc.; Inrom Building Industries Ltd.; Inrom Industries Ltd.; Inrom Investment in Industries Ltd.; H.B.  Limited Partnership; Univercol Colors Ltd.; Nirlat Ltd.; K.A.R. Parket (1995) Ltd.; Ham-Let (Israel-Canada) Ltd.
						No	Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Haggai Herman 059153650 Jan 5, 1965 Israeli	32 Levi Eshkol Street, Givat Shmuel 5442540	Audit committee, compensation committee The director is an external director.	No	Sept 3, 2014
Education: B.Sc Industrial Engineering and Management from Tel Aviv University, MBA from Tel Aviv University, graduate of Training Course for Directors in Business and Public Companies from Bar Ilan University.
Occupation during past five years: From 2003, CEO and in charge of merger and integration at Visionix Ltd.
The companies in which he serves as a director: Herman Scientific-Business Ventures Ltd.
						No	Yes
Rami Nomkin: 042642306 Jan 14, 1949 Israeli	126 Mohaliver Street, Yahud	No The director is not an external director.	Yes, see details of employment during past five years	Jan 17, 2007 (On April 30, 2014 his term of office was extended to a further term of one year)
Education: High School
Occupation during past five years: From 2009, manager of Bezeq's sales department; from 2011 – employee of Bezeq spokesperson division; Since 2014, works in Bezeq's human resources division
The director is an employee director.
						No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Mordechai Keret 054759915 May 7, 1957 Israeli	POB 21383 Tel Aviv Jaffa 6121301
Audit committee - Chair; Remuneration committee - Chair; committee for reviewing of financial statements; security committee and internal enforcement committee; committee for reviewing the Company's holdings in YES

The director is an external director.
			No	Feb 4, 2010 (His term of office was extended to a further second term of three years as of January 21, 2013)
Education: CPA -  BA  in Accounting and Finance, Tel Aviv University
Occupation during past five years: CEO and owner of Keret Management and Holdings from 2002 to present;
The companies in which he serves as a director during past five years: Director of Gmul Investment Company Ltd. 12/2007-7/2009; Director of Gmul Real Estate Ltd. 12/2007-7/2009.
Companies in which he serves as a director: TIA Investment Co. Ltd. – external director, Priortech Ltd.; ISSTA Lines, Ltd.; ISSTA Israel Student Travel Co. Ltd.; ISSTA Properties Ltd.; ISSTA Global Hotels Ltd.; Histour Eltive Ltd; Shirliad Sea City (2009) Ltd.; Shirliad Holdings Ltd.; Keret Management an Holdings Ltd.; Trio P2p Ltd.
						No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Amikam Shorer 059821983 Jul 27, 1967 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	Security committee, internal enforcement committee The director is not an external director.	No	April 14, 2010 (On April 30, 2014 his term of office was extended to a further term of one year)
Education: BA LLB, Bar Ilan University
Occupation during past five years: Executive VP Business Affairs at Eurocom - Communications Ltd. 2005 - 2011; CEO Enlight Renewable Energy Ltd. 2008-2010; former CEO of Satcom Systems Ltd. 2007-2008;
Companies in which he serves as a director: Chair of the board  and vice Chair of the following companies: Satcom Systems Ltd.; Eurocom Communications Ltd. director of Enlight Renewable Energy Ltd.; Pelephone Communications Ltd.; Bezeq International Ltd.; DBS Satellite Services (1998) Ltd.; Walla! Communications Ltd.; Bezeq Online Ltd.; Bezeq Zahav (Holdings) Ltd.; Space Communications Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.;  Israsat International Communications Ltd.; Satlink Communications Ltd.; Gilat Satcom Russia Ltd.; Phoenix Data Pty. Ltd.; B Communications (SP 1); B Communications (SP 2); Eurocom Capital Underwriting Ltd.; TCL Teleserve Communications Ltd.; TNL Teleserve Network Ltd.; Teleserve Ltd.; Gilat Satcom Nigeria Ltd.; MG Zambia Limited.
						No	No
Yehoshua Rosenzweig 013841069 Aug 17, 1952 Israeli	c/o Rosenram Business Development Ltd., 23 Yehuda Halevi Street, Tel Aviv 6513601
Internal enforcement committee - Chair; audit committee; committee for reviewing financial statements; remuneration committee and security committee.
The director is not an external director.
The director is an independent director.
			No (other than as a director in subsidiaries)	Nov 22, 2010 (On April 30, 2014 his term of office was extended to a further term of one year)
Education: LL.B, Bar Ilan University; LL.M and LL.D, New York University.
Occupation during past five years: (a) Law firms: from 2005 Attorney at Rosenzweig & Aviram Law firm; 2012-2013 Attorney at Agmon & Co. and Rosenzweig HaCohen & Co. law firms. (b) Public: Matana Foundation (board member); board member of Bar Ilan University (from 2009 through 2014, serves as chair of the board committee); chair of the Government Companies Authority advisory committee (2011-2013).
Companies in which he serves as a director: Chairman of the Board of Directors of: Waterfall Solutions Ltd.; Gita Technologies Ltd.; Mailwaze Email Solutions Ltd. Director in: Rosenram Development Co. Ltd.; Pelephone Communications Ltd.; Bezeq International Ltd.; Bezeq Zahav (Holdings) Ltd.; Rosenram Trust Co. Ltd.; Rosenzweig Legal Services Ltd.; Rosetta Genomics Ltd.; Solarpower Systems Ltd.; Alrov Real Estate & Hotels Ltd.; Tzohar Advanced Sciences Ltd., Babua Advanced Sciences Ltd., Babua Simulation Investments (1996) Ltd.
						No	Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director (other than the Company):	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Tali Simon 024017006 Mar 7, 1969 Israeli	26 Meir Ya'ari St., Tel Aviv	Audit committee; compensations committee; committee for reviewing of financial statements; committee for reviewing the Company's holdings in YES The director is an external director.	No	Jan 21, 2013
Education: CPA, BA Economics and Accounting, Ben Gurion University
Occupation during past five years: CFO at Gazit Globe Israel (Development) Ltd.
The companies in which she serves as a director during past five years: External director at Fungaya Real Estate Ltd. 8/2010 - 5/2011
The companies in which she serves as a director – Acad Construction and Investments Ltd.; Acad Equipment (1979) Ltd.
G BULGARIA EAD
 PLOVDIV RETAIL CENTER AD TRIDENTAD
G MACEDONIA AD
Horev Center Management Co. Ltd.; Tali Simon Consultancy Ltd.
						No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director

Yair David and Felix Cohen served as directors during part of the reporting period:

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Term of office	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yair David 058418401 April 23, 1964 Israeli	7/8 Oranim, Afula	No The director is not an external director.	Yes, see details of employment during past five years	Oct 11, 2012 - Feb 4, 2014
Education: BA Business Administration - Ruppin Academic Center, Diploma Industrial and Management Engineering in Marketing - Bezeq College
Occupation during past five years: Infrastructure Maintenance Dept. of North Execution Division 2007-2009;  Narrow band Dept. of North Execution Div. 2009-2011; Contractor Supervision of North Execution Div. 2011-2014
The director is an employee director.
						No	No
Felix Cohen: 26809806 Dec 14, 1953 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	Yes, see details of employment during past five years	April 14, 2010 - Sept 9, 2014
Education: High School
Occupation during past five years: CFO of Eurocom Group.
The companies in which he serves as a director during past five years: until 2011 director of E.G.R.E, Ltd.; until 2014, director of Bezeq.
Companies in which he serves as a director: Internet Gold – Golden Lines Ltd.; D.M. (3000) Engineering Ltd.; Enlight Renewable Energy Ltd.; Bezeq International Ltd.; DBS Satellite Services (1998) Ltd.; Spacecom Communications Ltd.; Pelephone Communications Ltd.; Walla Communications Ltd.
						No	Yes

14.	Regulation 26A Senior officers:

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he an interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Stella Handler	016750549	Dec 4, 1961	April 14, 2013	CEO	Yes Interested party in the Corporation by her office as Company CEO.
MA in economics from the Hebrew University in Jerusalem
MBA, Hebrew University in Jerusalem
2011-2013 Chair of board of directors of HOT Communications Systems Ltd.
2003-2011 – CEO 012 Telecom Smile Ltd.

Ran Guron	024113268	Dec 25, 1968	Jan 9, 2006	Deputy CEO and VP Marketing	No	BA Economics and Business Administration, Hebrew University MBA, Hebrew University
Dudu Mizrachi	024810368	January 28, 1970	June 28, 2007	Deputy CEO and CFO	No	BA Economics, Hebrew University in Jerusalem 2007-2012 VP Economics and Budgets at Bezeq
Guy Hadas	029654472	September 8, 1972	December 9, 2007	VP Corporate Communications	No	BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University
Itamar Harel	028054666	October 18, 1970	October 25, 2007	VP, Manager of Private Division	No	MBA in Marketing and Accounting, Hebrew University

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he an interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Linor Yochelman	032037939	Feb 11, 1975	Aug 19, 2007
In charge of internal enforcement and Company Secretary
Company secretary of subsidiaries: Bezeq International Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Walla Communications Ltd. Communications Ltd. and Company Secretary of Walla Communications Ltd. subsidiaries: Yoram Limudim Ltd.; Kama Price Comparison Ltd.
					No	BA Business Administration, Interdisciplinary Center, Herzliya LL.B, Interdisciplinary Center, Herzliya
Ehud Mezuman:	052176336	Feb 17, 1954	October 25, 2007	VP Human Resources	No	3 years studies at Tel Aviv University – Social Sciences (no degree) 2005-2007 – Deputy VP Human Resources and Director of Management Development Department
Amir Nachlieli	23012313	May 30, 1967	Jan 1, 2009	VP, Legal Counsel	No	MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he an interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Danny Oz:	054299953	Jun 16, 1956	Sept 1, 1998	Chief Accountant and Deputy CFO	No	BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License EMBA – Integrative Administration, Hebrew University Since September 1998 – Company Accountant
Yaakov Paz	058610999	Oct 21, 1963	Nov 1, 2007	VP, Manager of Business Division	No	Since April 2006 0 external director at Nextcom Ltd.
Sharon Fleischer Ben Yehuda	028531648	Apr 25, 1971	Jun 1, 2006	VP Regulation	No	BA Political Science from the Hebrew University in Jerusalem; MA Public Policy and Administration from the Hebrew University
Yuval Keinan	032089245	Feb 23, 1975	Aug 1, 2007	VP IT and Network	No	BA Computer Science, Merci College
Eyal Kamil:	057248999	Aug 30, 1961	Dec 5, 06	VP Operations & Logistics	No	BA, Industrial Engineering & Management, Tel Aviv University MBA, Tel Aviv University
Lior Segal:	025695701	Sept 9, 1973	Jan 24, 2011	Internal Auditor	No
MBA, LLB, BA Accounting and Diploma in Accounting- all from the Tel Aviv University; Diploma in internal and public auditing on behalf of the IMC Israel Bar Association license and Israel CPA license
Director of  (II A Israel) Institute of Internal Auditors in Israel. Head of Internal Procedures and Control since 2009; Corporate Governance Officer since 2010; both at Bezeq, until appointment as internal auditor;

Gil Sharon	058381351	Sept 12, 1963	Oct 11, 2005	CEO of subsidiary, Pelephone Communications Ltd.	No	BA Economics and Business Administration, Hebrew University; MBA Business Administration, Tel Aviv University

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he an interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Moti Elmaliach	055734941	Mar 24, 1959	May 15, 2014	CEO of the subsidiary, Bezeq International Ltd.	No
B.Sc Industrial Engineering and Management from Tel Aviv University; MBA from Tel Aviv University.
CEO of Eurocom Digital Communications Ltd.; Chair of the board of directors of DM (3000) Engineering Ltd.; Chair of the board of directors of Discount Tafnit

Yitzhak Benbenisti served as CEO of Bezeq International Ltd. in part of the reporting period, terminating his term of office on August 11, 2014.

Name	I.D.:	Date of birth:	Term of office	The office he holds in the Company:	Is he an interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Yitzhak Benbenisti	059146415	Jan 21, 1965	Nov 1, 2007 - Aug 11, 2014	CEO of the subsidiary, Bezeq International Ltd.	No	BA Economics, Hebrew University MBA (expanded major in Finance and Marketing), Hebrew University

15.	Regulation 27: The Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: 17 Ha’arba’a St.

Millennium Tower KPMG

Tel Aviv Jaffa 64739

Tel: 03-6848000

16.
Regulation 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting for the issues prescribed in Regulation 29(A)

A.	For information pertaining to extraordinary transactions see Note 27.5.2 to the financial statements.

B.	Resolution adopted on March 5, 2014 – to recommend to the general meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 802 million.

C.	Resolution adopted on August 6, 2014 – to recommend to the general meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 1,267 million.

D.	Resolution adopted on March 25, 2015 – to recommend to the general meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 844 million.

17.	Regulation 29 (C): Resolutions adopted at an Extraordinary General Meeting

A.
Reappoint Yitzhak Edelman for an additional term of office as an external director of the Company, and to approve DBS's purchase of an additional quantity of decoders and power supplies from Eurocom Digital Communications Ltd. and Advanced Digital Broadcast S.A.  For further information see Note 27.5.2 to the financial statements (Resolution of January 27, 2014).

B.
Approval of the addendum to the Company's compensations policy and approval of the performance based compensation goals (goals for the annual bonus) for the Company's CEO for 2014 (Resolution of March 19, 2014). For further information regarding the Company's compensations policy see section 2.9.6 of Chapter A of this report.

C.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 802 million. (Resolution adopted on March 27, 2014).

D.
Board of directors election of the following directors to an additional term of office in the Company: Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Eldad Ben Moshe, Amikam Shorer, Felix Cohen resigned on September 9, 2014), Rami Nomkin (employee director), and Yehoshua Rosenzweig  (Resolution adopted on April 4, 2014).

E.
Approval of the appointment of Somekh Chaikin & Co. accounting firm as the Company's auditors for 2014 and until the next annual general meeting, and the board of directors authority to determine their fee for 2014 (Resolution adopted on April 30, 2014).

F.
Approval to award former Company CEO, Avi Gabbay, a bonus of 100% of his annual salary for the 3.5 months of actual service in 2013, in the amount of NIS 654 thousand (Resolution adopted on April 30, 2014).

G.	Appointment of Haggai Herman as a new external director of the Company and providing a letter of undertaking to indemnify (Resolution dated September 3, 2014).

H.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 1,267 million. (Resolution adopted on September 3, 2014).

I.
Extension of validity of letters of undertaking to indemnify for directors who are not controlling shareholders or their relatives (Resolution dated November 5, 2014), for further information see Note 27.8 to the financial statements.

J.
Subsequent to the reporting period, the general meeting of the Company resolved to approve DBS order of additional decoders from Eurocom Digital Communications Ltd. and Advanced Digital Broadcast S.A. (Resolution dated January 14, 2015). For details see Note 27.5.2 to the financial statements.

K.
Subsequent to the reporting period, the general meeting of the Company resolved to approve an amendment to the Company's compensations policy and approval of the performance based compensation goals (goals for the annual bonus) for the Company's CEO for 2015 (Resolution of March 16, 2015). For further information regarding the Company's compensations policy see section 2.9.6 of Chapter A of this report.

L.
Subsequent to the reporting period, the Company's general meeting resolved to accept the conditions prescribed by the Antitrust Commissioner in his decision of March 26, 2015 to approve the merger, by both the Company and by DBS (in the Company's vote at the general meeting of DBS) and to announce the exercise of the Company's option for allocation from YES, free of charge, of 6,221 shares of YES, representing 8.6% of YES shares. The Company's general meeting also resolved to approve the Company's engagement in the purchase agreement with Eurocom DBS Ltd ("Eurocom DBS") under which the Company will purchase Eurocom DBS's total holding of DBS shares and all the shareholders loans provided by Eurocom DBS to DBS (resolution dated March 23, 2015). For further information see Notes 10.1 and 27.5.2 to the financial statements.

18.	Regulation 29A (4): Directors and officers liability insurances and undertaking to indemnify officers

For further information regarding exemption, insurance and obligation of indemnification of officers see Note 27.8 to the financial statements.

March 25, 2014	/s/ Shaul Elovitch /s/ Stella Handler
Date Signatories and their positions: Shaul Elovitch, Chairman of Board of Directors Stella Handler, CEO	Bezeq – The Israel Telecommunication Corp Ltd.